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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following is the text of an advertisement first published by Compaq on February 28, 2002.

THE SINGLE BEST WAY TO INCREASE THE VALUE OF YOUR INVESTMENT.


Compaq shareholders: voting for the merger with HP is voting for

o the single best way to increase the value of your investment

o a stronger position in key growth markets such as servers, storage, personal systems, imaging and printing, and global services

o accelerated earnings growth and increased earnings stability

o acceleration of our strategy (by at least two years) to become the leading IT solutions provider

o a powerhouse that would be the third-largest global services company in the world and a leading provider of integrated solutions

o a company that will lead the transformation of our industry

To vote FOR the HP/Compaq merger, sign, date and return your white proxy card today. If you have questions or need assistance in voting your shares, please call the firm assisting us in the solicitation of proxies, Georgeson Shareholder Communications Inc., toll-free at 866-728-9010.

For important information about the merger, please read HP's registration statement on Form S-4, dated February 5, 2002, and any other relevant materials filed by HP or Compaq with the SEC. These documents and the periodic reports mentioned below are

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available on the SEC's website at www.sec.gov [http://www.sec.gov]. This document contains information regarding forward-looking statements that involve risks and uncertainties such as future cost savings, earnings, growth and expected profitability, and the assumptions and beliefs underlying our financial expectations. If these risks or uncertainties (including those also identified in HP's Form S-4 and in Compaq's or HP's periodic reports filed with the SEC) materialize, Compaq's results could differ from expectations. All business rankings are based on industry data/market share. Compaq and the Compaq logo are trademarks of Compaq Information Technologies Group, L.P., in the United States and other countries. (C)2002 Compaq Information Technologies Group, L.P.

Compaq
www.compaq.com/merger